

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2014

Via E-mail
Mr. Daryl Holcomb
Chief Financial Officer
Electronic Control Security Inc.
790 Bloomfield Avenue
Clifton, New Jersey 07012

> Re: **Electronic Control Security Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2013**
> **Filed October 16, 2013**
> **File No. 0-31026**

Dear Mr. Holcomb:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

Notes to Consolidated Financial Statements

Note 11 – Commitments and Contingencies

Legal Proceedings, page 49

> You disclose that you have recorded $978,000 in damages claimed from Lockheed Martin as a receivable. You further disclose that you are not pursing your claims against Lockheed Martin due to cash flow constraints. Please expand your disclosure to include

your analysis of collectability of this receivable and disclose the allowance you have recorded, if any. Also tell us how you considered the guidance in ASC 210-10-45-4 as it appears that this receivable balance has been outstanding longer than one year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director